

17010035

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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SEC Mail Processing Section

MAR 0 2 2017

Washington DC
406

| SEC FILE NUMBER |
|---|
| 8-47752 |

8-48390

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 NW Marshall St Ste 300
(No. and Street)

Portland (City) OR (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George C. Schwock 503-552-3579
503-552-3579
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 Fifth Avenue, Suite 800 (Address) Portland (City) OR (State) 97204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, George C. Schreck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title



Notary Public




OFFICIAL STAMP
MEGAN EMILY MCELHANEY
NOTARY PUBLIC - OREGON
COMMISSION NO. 959502
MY COMMISSION EXPIRES FEBRUARY 14, 2021


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 | fax 503-227-7924 | GMCO COM

GeffenMesher



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Member
SKB Securities, LLC
Portland, Oregon

We have audited the accompanying financial statements of SKB Securities, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SKB Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SKB Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SKB Securities, LLC's financial statements. The supplemental information is the responsibility of SKB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Geffen Mesher & Company P.C.

Portland, Oregon
February 27, 2017

**December 31, 2016**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 15,174 |
| Placement fee receivable | | 5,055 |
| Prepaid expenses | | 24,558 |
| | $ | 44,787 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Accrued liabilities | $ | 5,243 |
| Due to related parties | | 29 |
| | | 5,272 |
| Member's equity | | 39,515 |
| | $ | 44,787 |

| Year Ended December 31, 2016 | |
|---|---|
| **Revenue:** | |
| Placement fees & participation income | $ 309,787 |
| **Expenses** | |
| Commissions | 188,304 |
| Deal costs | 2,250 |
| Website development | 1,346 |
| Regulatory fees | 33,524 |
| Professional fees | 16,199 |
| Administrative services | 244,970 |
| Marketing & advertisement | 2,028 |
| Travel Expense | 4,481 |
| Insurance | 77,403 |
| Rent | 8,669 |
| Equipment expense | 14,674 |
| Telephone | 9,065 |
| Office expense | 5,193 |
| Printing | 2,313 |
| Postage and shipping | 3,315 |
| Taxes and licenses | 3,313 |
| | 617,047 |
| **Net loss** | ($ 307,260) |

| | | Member's equity |
|---|---|---|
| **Balance, January 1, 2016** | $ | 62,546 |
| Net loss | | (307,260) |
| Member contributions | | 284,229 |
| **Balance, December 31, 2016** | $ | 39,515 |

| **Year Ended December 31, 2016** | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | ($ 307,260) |
| **Change in operating assets and liabilities** | |
| Placement fees receivable | ( 5,055) |
| Prepaid expenses | ( 3,593) |
| Accrued liabilities | 5,243 |
| Due to related parties, net | ( 27,657) |
| Net cash used in operating activities | ( 338,322) |
| **Cash flows from financing activities** | |
| Member contributions | 284,229 |
| **Net change in cash** | ( 54,093) |
| **Cash at beginning of year** | 69,267 |
| **Cash at end of year** | $ 15,174 |

## 1. Line of business and summary of significant accounting policies

### Line of business

SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

### Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position. Significant estimates include expenses recorded under the expense sharing agreement with ScanlanKemperBard Companies, LLC ("SKB").

### Revenue recognition

Placement fee & participation income revenues are fees earned for the private placement of debt and equity securities and related back-end commissions earned on those placements and are recorded based upon the terms of the agreement for each transaction.

### Concentration of credit risk

The Company has cash in bank deposit accounts which may exceed depository insurance limits from time-to-time. The Company has not experienced any losses in such accounts. The Company's cash balance did not exceed insurance limits in 2016.

### Income taxes

The Company is a single member LLC and as such, it does not file a separate tax return; rather, its income and expenses are included in the tax returns of its member. The Company records income taxes following the separate return allocation method. This method allocates income taxes for the Company as if it were a separate taxpayer from its member. With the exception of local income taxes, the Company is not subject to income taxes.

Management evaluates tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities

### Subsequent events

The Company has evaluated subsequent events through February 27, 2017 which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

## 2. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $9,902, which was $4,902 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

## 3. Related party transactions

The Company is a single member LLC, wholly-owned by SKB. SKB is engaged in real estate merchant banking, development and investment. During 2016, the Company earned 100% of its placement fees in deals in which SKB was the operating manager. SKB has committed to funding the Company's net capital needs, should it be required.

Under a facilities-sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company either pays SKB a monthly payment or accepts a capital contribution based upon mutually agreed pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $ 341,000 in 2016 of which $57,000 was paid to SKB and $284,000 was treated as capital contributions to the Company.

**SKB SECURITIES, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

| December 31, 2016 | | |
|---|---|---|
| **Net capital** | | |
| Total member's equity | $ | 39,515 |
| **Less nonallowable assets** | | |
| Placement fee receivable | $ | 5,055 |
| Prepaid expenses | | 24,558 |
| | | 29,613 |
| **Net capital** | $ | 9,902 |
| **Aggregate indebtedness** | $ | 5,272 |
| **Computation of basic net capital requirements** | | |
| Minimum net capital required | $ | 5,000 |
| **Excess net capital** | $ | 4,902 |
| **Excess of net capital at 1,000%** | $ | 3,902 |
| **Ratio of aggregate indebtedness to net capital** | | 0.53 to 1 |

**Reconciliation with Company's computation**

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5

YEAR ENDED DECEMBER 31, 2016

**Exemptive provisions**

The Company is eligible for an exemption from Rule 15c3-3 under subsection (k)(2)(i) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by the Company.

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
*tel* 503-221-0141 | *fax* 503-227-7924 | GMCO.COM

GeffenMesher



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Member
SKB Securities, LLC
Portland, Oregon

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) SKB Securities, LLC identified the following provisions of 17 C.F.R. §240.15c3-3 under the provision (k)(2)(i) "Customer protection-Reserves and Custody of Securities" and (2) SKB Securities, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. SKB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SKB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(i) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Geffen Mesher & Company P.C.

Portland, Oregon
February 27, 2017



SKB SECURITIES

January 3, 2017

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report for SEC Rule 15c3-3

To the SEC:

In accordance with SEC Rule 15c3-3, SKB Securities, LLC. ("SKB") hereby makes the following representations:

- SKB Securities is eligible for an exemption from Rule 15c3-3 under subsection (k)(2)(1) as SKB Securities carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank escrow accounts where funds are designated as a special account for the exclusive benefit of the issuer of the securities being sold by SKB Securities.

- SKB Securities has met the identified exemption provisions throughout the most recent fiscal year without exception.

We assume that this adequately addresses the requirements for the exemption under Rule 15c3-3; however, should you have any questions, please contact me at (503) 552-3579 or by e-mail at gschreck@skbcos.com.

Sincerely,

**SKB SECURITIES, LLC**



George C. Schreck
Chief Financial Officer